SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 17, 2003   **Commission File No. 0-6032**

COMPASS BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**63-0593897**
(State of Incorporation)	(I.R.S. Employer Identification No.)

15 South 20th Street
Birmingham, Alabama 35233

(Address of principal executive offices)

(205) 297-3000

(Registrant's telephone number)

ITEM 5. OTHER EVENTS AND REGULATION FD DISCLOSURE

On January 16, 2003, the registrant announced that its board of directors has authorized a share repurchase program allowing for the purchase of up to five percent of Compass' outstanding common stock.

The timing and amount of purchases, if any, under the program will be dependent upon the availability and alternative uses of capital, market conditions and other factors. Repurchased shares will be placed in treasury and may subsequently be reissued for various corporate purposes, including employee benefit plans. As of December 31, 2002, there were approximately 126 million Compass Bancshares shares outstanding.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL STATEMENTS AND EXHIBITS

    (c) Exhibits

     (99) Press Release issued January 16, 2003

COMPASS BANCSHARES, INC. AND SUBSIDIARIES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	COMPASS BANCSHARES, INC.
January 17, 2003	By: /s/ GARRETT R. HEGEL
Date	Garrett R. Hegel, as its Chief Financial Officer